FY2027 First Quarter Financial Results Land Cruiser FJ Toyota Motor Corporation August 4, 2026

Cautionary Statement with Respect to Forward-Looking Statements and Caution Concerning Insider Trading This presentation contains forward-looking statements that reflect the plans and expectations of Toyota Motor Corporation and its consolidated subsidiaries (“Toyota”). These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates (particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound), stock prices and interest rates; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;(vi) changes in the laws and regulations, as well as other government actions, in the markets in which Toyota operates that affect Toyota’s operations, particularly laws, regulations and government actions relating to vehicle safety including remedial measures such as recalls, environmental protection, vehicle emissions and vehicle fuel economy, and tariffs and other trade policies, as well as current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources. A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Caution concerning Insider Trading Under Japanese securities laws and regulations (the Regulations ), subject to certain exceptions, any person who receives certain material information relating to the business, etc. of Toyota which may be contained in this document is prohibited from trading in Toyota's shares or certain other transactions related to such shares (as set forth in the Regulations) until such material information is deemed to be made public. Under the Regulations, material information is deemed to be made public when (i) such material information is notified to a stock exchange and is disclosed by ways of electromagnetic means as prescribed by the ordinance of the Cabinet Office (posting on the TDnet (Timely Disclosure Network) information service) or (ii) twelve (12) hours have elapsed since a listed company, such as Toyota, disclosed such material information to at least two (2) media sources as prescribed by the Regulations. 2

FY2027 First Quarter Results Summary • Despite significant changes in the business environment, secured results on par with the previous fiscal year through continuous improvement efforts; revised full-year forecast upward • Continuing to enhance corporate value through strengthened competitiveness, business structure reform, and improved capital efficiency Operating income : 1.1 trillion yen (-0.1 trillion yen YoY) - Despite the impact of the Middle East situation, maintained results at the same level as the Actual previous fiscal year, supported by foreign exchange effects, cost reductions, expanded value (3 months) chain profits, and increased sales of highly competitive HEVs Operating income : 3.4 trillion yen (+0.4 trillion yen from the previous forecast) - Revised forecast upward, reflecting changes in the external environment such as foreign FY2027 exchange assumptions, as well as marketing efforts including the establishment of alternative Forecast logistics routes to the Middle East *The impact of the 2026 Kumamoto Earthquake is currently under assessment and has not been reflected in the forecast Share repurchase authorization : 1 trillion yen (maximum) Treasury stock cancellation : 200 million shares - Taking into account factors such as our valuation in the stock market and the current Return to share price levels, established a share repurchase authorization to conduct open market Shareholders purchases in a flexible manner. Treasury shares will also be cancelled - Leveraging our strong cash generation capabilities and financial foundation, balance growth investments with shareholder returns, as well as promote enhancement of our earning power 3 and improvement of capital efficiency

FY2027 First Quarter Financial Performance 4

Consolidated Vehicle Sales (thousands of vehicles) * 2,411 99.3% 2,395 2,500 Japan 108.9% 481 524 2,000 N. America Europe 99.8% 1,500 794 792 Asia Other 1,000 103.0% 298 307 Central and South America, 421 104.3% 439 500 Oceania, Africa, 79.6% 417 Middle East, etc. 332 0 2025.4-6 2026.4-6 YoY Reference (retail) Toyota and Lexus Vehicle Sales 2,643 2,552 96.5% [55.3%] [47.4%] Electrified Vehicle [%] 1,254 1,410 112.4% HEV 1,160 1,238 106.7% PHEV 47 58 124.5% BEV 47 114 241.1% FCEV 0 0 92.3% * Total Retail Vehicle Sales 2,829 2,714 95.9% * 2025.4-6 actual results include Hino-brand vehicles (consolidated vehicle sales: 26 thousand vehicles; total retail vehicle sales: 26 thousand vehicles). 5

Consolidated Financial Summary (billions of yen) Change 2025.4-6 2026.4-6 Sales Revenues 12,253.3 13,525.4 +1,272.0 Operating Income 1,166.1 1,063.4 -102.6 Margin 9.5% 7.9% Other Income 86.0 900.3 +814.3 Share of Profit (Loss) of Investments * 141.0 210.6 +69.6 Accounted for Using the Equity Method Income before Income Taxes 1,252.1 1,963.8 +711.7 Net Income Attributable to 841.3 1,477.0 +635.6 Toyota Motor Corporation Margin 6.9% 10.9% US $ 145 yen 160 yen +15 yen FOREX Rates € 164 yen 185 yen +21 yen * Regarding Japan: 174.9 (+78.2 year on year), China: 16.0 (-7.3 year on year), Other: 19.7 (-1.3 year on year) 6

Analysis of Consolidated Operating Income Excluding the overall impact of foreign exchange rates and swap valuation gains/losses, etc.： (billions of yen) -205.0 +345.0 -85.0 -190.0 +70.0 Cost Marketing -242.6 Reduction Efforts *2 Increase or 1,166.1 1,063.4 Decrease in Efforts Effects of Expenses and Other *4 FOREX Which includes: Expense Reduction Rates *1 Middle East Impact -50.0 Efforts *3 Which includes fixed cost increase, Which includes: impact of development project review, etc. Materials Prices/ Strengthening Foundation of Suppliers -140.0 (Which includes Middle East Impact -25.0) Cost Reduction +55.0 2025.4-6 2026.4-6 145 yen/US$ 160 yen/US$ Operating Income (-102.6) 164 yen/ € 185 yen/ € *1 Details *2 Details *3 Details *4 Details Transactional (Imports/Exports) +335.0 Volume, Model Mix -60.0 Labor Cost -55.0 Valuation Gains / Losses from Swaps, etc. +11.6 - US $ +200.0 Value Chain +30.0 Depreciation Expenses -40.0 Unrealized Profit Adjustment -248.3 - € +60.0 - Financial Services +5.0 R&D Expenses -35.0 Other -5.9 - Other +75.0 Expenses, etc. -60.0 - Accessories / Spare Parts / +25.0 Used Vehicle / Connected, etc. Translational FOREX Impact Concerning +10.0 Overseas Subsidiaries, etc. 7 Other +100.0

Geographic Operating Income Operating Income (billions of yen) (excluding Valuation Gains/Losses relating to Swaps, etc.) [ ] Margin Consolidated Vehicle Sales (thousands of vehicles) Europe Japan N. America Asia Other Incl. China (excl. investments accounted 794 792 for using the equity method of associates (99.8%) and joint ventures) (108.9%) 524 481 (104.3%) 439 421 417 (103.0%) (79.6%) 332 307 298 -104.7 +188.9 -11.2 643.4 +15.8 538.6 +2.5 [12.3%] [9.2%] 125.3 113.2 101.0 97.4 98.4 [2.1%] 220.7 [6.0%] 209.5 [7.9%] [8.7%] [6.2%] [10.3%] [9.0%] -63.6 [-1.2%] 2025.4-6 2026.4-6 2025.4-6 2026.4-6 2025.4-6 2026.4-6 2025.4-6 2026.4-6 2025.4-6 2026.4-6 Operating Income including Valuation Gains/Losses relating to Swaps, etc. (billions of yen) 645.0 540.1 -21.1 185.4 96.9 107.2 215.7 208.3 94.0 92.5 8

China Business / Financial Services (Ref.) China Business Financial Services Operating Income of Consolidated Subsidiaries (billions of yen) Operating Income (billions of yen) Share of Profit of Investments Accounted for Using the Equity＊ Excluding Valuation Gains/Losses relating to Swaps, etc. Method of Associates and Joint Ventures (billions of yen) Toyota and Lexus Vehicle Retail Sales (thousands of vehicles) 450 324 (72.0%) -13.5 Effects of +41.7 55.0 Marketing 229.7 Effects of Activities, etc. Increase in 188.0 Loan Balance, 41.5 etc. -7.3 Effects of Marketing 23.3 Activities, etc. 16.0 2025.4-6 2026.4-6 Operating Income including Valuation Gains/Losses relating to Swaps, etc. (billions of yen) 2026.4-6 2025.4-6 222.2 275.6 9

FY2027 Financial Forecasts 10

FY2027 Forecast: Consolidated Vehicle Sales (thousands of vehicles) *2 *1 *1 101.0% 9,595 9,700 9,600 10,000 2,082 2,070 Japan 2,070 100.0% 8,000 N. America 101.0% 2,934 3,020 6,000 2,990 Europe Asia 4,000 102.5% 1,183 1,220 1,190 Other 1,780 1,759 1,820 97.8% 2,000 Central and South America, 1,610 Oceania, 1,637 1,530 105.2% Africa, 0 Middle East, etc. New Forecast FY2026 Results Previous Forecast vs. Previous 2026.4-2027.3 2025.4-2026.3 2026.4-2027.3 Forecast Reference (retail) Toyota and Lexus Vehicle Sales 10,500 10,500 100.0% 10,477 [56.7%] [56.2%] [48.1%] Electrified Vehicles [%] 5,956 5,905 99.1% 5,040 HEV 5,071 5,088 100.3% 4,620 PHEV 286 284 99.0% 175 BEV 598 533 89.1% 243 FCEV 1 1 90.9% 1 *2 *1 *1 Total Retail Vehicle Sales 11,180 11,180 100.0% 11,283 *1 FY2027 forecast does not include Hino-brand vehicles (consolidated vehicle sales, however, include certain Hino-brand vehicles manufactured by Toyota's consolidated subsidiaries). 11 *2 FY2026 actual results include Hino-brand vehicles (consolidated vehicle sales: 104 thousand vehicles; total retail vehicle sales: 109 thousand vehicles).

FY2027 Forecast: Consolidated Financial Summary FY2026 Results Previous Forecast New Forecast (billions of yen) Change 2025.4-2026.3 2026.4-2027.3 2026.4-2027.3 Sales Revenues 50,684.9 51,000.0 54,000.0 +3,000.0 Operating Income 3,766.2 3,000.0 3,400.0 +400.0 Margin 7.4% 5.9% 6.3% Other Income 1,386.7 1,230.0 1,170.0 -60.0 Share of Profit (Loss) of Investments 552.7 590.0 580.0 -10.0 Accounted for Using the Equity Method Income before Income Taxes 5,152.9 4,230.0 4,570.0 +340.0 Net Income Attributable to 3,848.0 3,000.0 3,250.0 +250.0 Toyota Motor Corporation Margin 5.9% 6.0% 7.6% Dividend per share ±0 yen 100 yen 100 yen 95 yen US $ 151 yen 150 yen 160 yen +10 yen FOREX Rates € 175 yen 180 yen 181 yen +1 yen 12

Analysis of FY2027 Forecast: Consolidated Operating Income (vs. Previous Forecast)

TOYOTA

(billions of yen)



Excluding the overall impact of foreign exchange rates and swap valuation gains/losses, etc. : +60.0
3,000.0
+480.0
Effects of FOREX Rates *1
-120.0
Cost Reduction Efforts
+230.0
Marketing Efforts *2
-50.0
Increase or Decrease in Expenses and Expense Reduction Efforts *3
Which includes fixed cost increase, impact of development project review, etc.
-140.0
Other *4
3,400.0
Which includes:
Materials Prices/
Strengthening Foundation of Suppliers-135.0
(Which includes Middle East impact +55.0)
Cost Reduction+15.0
Which includes:
Middle East impact +105.0
FY2027 Previous Forecast
2026.4-2027.3
150 yen/US$
180 yen/€
Operating Income (+400.0)
FY2027 New Forecast
2026.4-2027.3
160 yen/US$
181 yen/€

*1 Details	
Transactional (Imports/Exports)	+515.0
- US $	+420.0
- €	+15.0
- Other	+80.0
Translational FOREX Impact Concerning Overseas Subsidiaries, etc.	-35.0

*2 Details	
Volume, Model Mix	+145.0
Value Chain	+35.0
- Financial Services	±0.0
- Accessories / Spare Parts / Used Vehicle / Connected, etc.	+35.0
Other	+50.0

*3 Details	
Labor Cost	±0.0
Depreciation Expenses	±0.0
R&D Expenses	+10.0
Expenses, etc.	-60.0

*4 Details	
Valuation Gains / Losses from Swaps, etc.	+40.0
Unrealized profit adjustment	-165.0
Other	-15.0

13

Business Structure Reform: Enhancing Earning Power

(1) Enhancement of HEV production capacity

TOYOTA

Rising HEV Mix Across All Regions


75%
50%
25%
0%
Europe
Japan
China
N. America
Asia & Middle East (ex. China)
2023.3
2024.3
2025.3
2026.3
2027.3 Forecast
*Toyota and Lexus Vehicle Sales

Increasing HEV Sales Volume Toward 2030


millions of vehicles;
Toyota and Lexus Vehicle Sales
3.44
4.22
4.58
5.03
CY2023
CY2024
CY2025
CY2026 Forecast
CY2030 Forecast

Expanding HEV Battery Production


Expansion of lithium-ion battery production capacity
CY2026
CY2030 Forecast

Strengthening Competitiveness Through Advancements in HEV Batteries

Current HEV Batteries → Transitioning approximately 600,000 vehicles' worth of capacity to next-generation batteries in 2027-2028 → **Next-generation HEV Batteries**

Improving Performance
Improving performance of HEV batteries through advancements

Enhancing Cost Competitiveness
Reducing costs through upgrading battery advancements

Steadily Expand HEV Supply Capacity to Meet Customer Demand

14

Business Structure Reform: Enhancing Earning Power (2) Reorganization of production models Optimizing Production and Product Portfolio Based on Customer Needs Tacoma Production (150,000 Units / year) Texas Plant Production is scheduled to begin in 2030 Strengthening Meeting local demand through a local production Announcement on Production Capacity and sales July 7, 2026 Construction of a Fourth Plant (100,000 Units / year) Production is scheduled to begin in 2029 India Supporting growth market demand, Announcement on Strengthening Supply Capacity increase of 200,000 units including 100,000 per year from the third plant scheduled May 11, 2026 Capability to start operations in 2026 Supplying the Land Cruiser FJ as well as Noah and Voxy from Leveraging overseas production sites to Japan Global Production Delivering as many vehicles as possible Enhancing to customers as quickly as possible Footprint Collaboration Across Production Sites 15

Shareholder Return 16

Share Repurchases ◼ Share repurchase authorization ：1 trillion yen (maximum) Method of repurchase：Open market purchases ◼ Share of treasury stock cancellation : 200 million shares (1.37% of total number of issued shares) ◼ Taking into account factors such as our valuation in the stock market and the current share price levels, established a share repurchase authorization to conduct share repurchases in a flexible manner ◼ Leveraging our strong cash generation capabilities and financial foundation, balance growth investments with shareholder returns, as well as promote enhancement of our earning power and improvement of capital efficiency Share Repurchase History Net Assets Trend （trillions of yen） （billions of yen） 40 1,600 3,600 1,4 3,400 00 30 1,200 1,000 *2 3,656.8 800 20 39.9 35.9 34.2 600 *1 1,099.9 28.3 1,000.0 400 10 200 299.9 199.9 0 0 2025.3 2023.3 2024.3 2026.3 2027.3 2023.3 2024.3 2025.3 2026.3 2027.3 *1 Amount includes share repurchases conducted in response to requests from shareholders to sell their holdings. Forecast 17 *2 Amount acquired through the tender offer conducted as part of the privatization of Toyota Industries Corporation

(Ref.) Analysis of FY2027 Forecast: Consolidated Operating Income (vs. FY2026 Results)

TOYOTA

(billions of yen)



Excluding the overall impact of foreign exchange rates and swap valuation gains/losses, etc. : -785.0
3,766.2
+715.0
Effects of FOREX Rates *1
-1,105.0
Cost Reduction Efforts
+560.0
Marketing Efforts *2
-240.0
Increase or Decrease in Expenses and Expense Reduction Efforts *3
Which includes fixed cost increase, impact of development project review, etc.
-296.2
Other *4
3,400.0
Which includes:
Materials Prices/
Strengthening Foundation of Suppliers-1,325.0
(Which includes Middle East impact -345.0)
Cost Reduction+220.0
Which includes;
Middle East impact -165.0
FY2026 Results
2025.4-2026.3
151 yen/US$
175 yen/€
Operating Income (-366.2)
FY2027 New Forecast
2026.4-2027.3
160 yen/US$
181 yen/€

*1 Details	
Transactional (Imports/Exports)	+585.0
- US $	+390.0
- €	+75.0
- Other	+120.0
Translational FOREX Impact Concerning Overseas Subsidiaries, etc.	+130.0

*2 Details	
Volume, Model Mix	-60.0
Value Chain	+125.0
- Financial Services	+65.0
- Accessories / Spare Parts / Used Vehicle / Connected, etc.	+60.0
Other	+495.0

*3 Details	
Labor Cost	-235.0
Depreciation Expenses	-180.0
R&D Expenses	-70.0
Expenses, etc.	+245.0

*4 Details	
Valuation Gains / Losses from Swaps, etc.	-95.0
Unrealized profit adjustment	-165.0
Other	-36.2

18

(Ref.) Transition of Financial Performance

TOYOTA

Consolidated Vehicle Sales *1 (thousands of vehicles)


8,822
9,443
9,362
9,595
9,700
2023.3
2024.3
2025.3
2026.3
2027.3

Sales Revenues (trillions of yen)


37.2
45.0
48.0
50.6
54.0
2023.3
2024.3
2025.3
2026.3
2027.3

Operating Income (billions of yen)


Operating Margin (%)
7.3
11.9
10.0
7.4
6.3
2,725.0
5,352.9
4,795.5
3,766.2
3,400.0
2023.3
2024.3
2025.3
2026.3
2027.3

Net Income Attributable to Toyota Motor Corporation (billions of yen)


Net Margin (%)
6.6
11.0
9.9
7.6
6.0
2,451.3
4,944.9
4,765.0
3,848.0
3,250.0
2023.3
2024.3
2025.3
2026.3
2027.3

Total Liquid Assets*2 (billions of yen)


Interest-Bearing Debt*3
Net Liquid Assets
11,313.7
9,027.7
15,079.5
12,651.6
16,702.4
14,465.0
17,418.0
15,288.3
14,727.6
12,434.7
2023.3
2024.3
2025.3
2026.3
2026.6

Total Shareholder Return (billions of yen)


Dividend per Share (yen)
60
75
90
95
100
(Forecast)
Share Repurchase*4*5
Dividend
1,116.9
816.9
2,111.7
1,011.7
1,378.4
1,178.4
4,895.1
1,238.2
2023.3
2024.3
2025.3
2026.3
2027.3

R&D Expenses*6 (billions of yen)


Ratio to Sales Revenues (%)
3.3
2.7
2.8
3.0
3.0
1,241.6
1,202.3
1,326.4
1,522.8
1,600.0
2023.3
2024.3
2025.3
2026.3
2027.3

Capital Expenditures (billions of yen)


Depreciation Expenses*7
1,605.8
2,010.8
2,134.8
2,390.6
2,300.0
1,185.0
1,248.4
1,360.5
1,418.9
1,650.0
2023.3
2024.3
2025.3
2026.3
2027.3

Forecast

*1 FY2026 actual results include Hino-brand vehicles (104 thousand vehicles), while the FY2027 forecast does not include Hino-brand vehicles (consolidated vehicle sales, however, include certain Hino-brand vehicles manufactured by Toyota's consolidated subsidiaries).
*2 Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services.
*3 Not including lease liabilities
*4 Excluding shares constituting less than one unit that were purchased upon request and the commission fees incurred for the repurchase.
*5 States the maximum value of shares resolved to be repurchased if before the completion of the repurchase period, or the actual purchase price of shares repurchased pursuant to that resolution if after the completion of the repurchase period.
*6 Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to research and development costs on Toyota's Consolidated Statement of Income.
*7 Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets.

19

Toyota & Lexus (Ref.) FY2027 Forecast: Vehicle Production and Retail Sales FY2026 Results Previous Forecast New Forecast (thousands of vehicles) Change 2025.4-2026.3 2026.4-2027.3 2026.4-2027.3 Japan 3,350 3,450 +100 3,242 *1 Vehicle 生産 Overseas 6,650 6,550 -100 6,651 Production Total ±0 10,000 10,000 9,893 Japan ±0 1,475 1,500 1,500 *1 Retail Overseas Vehicle 9,003 ±0 9,000 9,000 Sales Total ±0 10,477 10,500 10,500 *2 *3 *1 *2 Total Retail Vehicle Sales ±0 11,180 11,180 11,283 *1 Including vehicles by Toyota’s unconsolidated entities *2 FY2027 forecast does not include Hino-brand vehicles *3 FY2026 actual results include Hino-brand vehicles (109 thousand vehicles). 20

Customers Total Retail Vehicle Sales Toyota and Lexus Vehicle Sales Distributors or Dealers outside consolidation Consolidated Vehicle Sales * (Ref.) Definitions of Consolidated and Retail Vehicle Sales Toyota- and Lexus- brand vehicles Number of vehicles produced for wholesale by Toyota’s unconsolidated entities (e.g. joint ventures in China, etc.) Number of vehicles produced for wholesale by Toyota Motor Corporation and its consolidated subsidiaries Daihatsu- brand vehicles * There are a limited number of exceptional cases where sales are made other than in accordance with the flowchart above. 21